SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

ISSUER DIRECT CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46520M105

(CUSIP Number)

October 16, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M105                                          13G                                             Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam Segel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,220,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%*
12		TYPE OF REPORTING PERSON Individual

*Concurrent with the private purchase of  one million (1,000,000) common shares,  Mr. Segel sold 650,000 in a private transaction; thereby reducing  his direct ownership by 50.6 % ownership to 570,000 common shares or 3.4% of the total issued and outstanding of the Company. The securities sold in the private transaction are to individuals that hold less than 5% and are not Officers, Directors or Affiliates.

CUSIP No. 46520M105                                          13G                                             Page 3 of 5 Pages

Item 1.

(a)

Name of Issuer:

Issuer Direct Corporation

(b)

Address of Issuer’s Principal Executive Offices:

201 Shannon Oaks Circle Suite 105 Cary NC 27511

Item 2.

(a)

Name of Person Filing:

Adam Segel

(b)

Address of Principal Business Office or, if none, Residence:

None

(c)

Citizenship:

US

(d)

Title of Class of Securities:

Common

(e)

CUSIP Number:

46520M105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 1,220,000*

(b)

Percent of class: 7.2%*

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

570,000

(ii)

Shared power to vote or to direct the vote:

(iii)

Sole power to dispose or to direct the disposition of

570,000

(iv)

Shared power to dispose or to direct the disposition of

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* See footnote on page 2.

CUSIP No. 46520M105                                          13G                                             Page 4 of 5 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

None.

Item 8.

Identification and Classification of Members of the Group.

None.

Item 9.

Notice of Dissolution of Group.

None.

Item 10.

Certifications.

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d-1(b)(1)(ii)(J).

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category or institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46520M105                                          13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2009

By:	/s/ Adam Segel
Adam Segel